UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For June 9, 2015

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

June 9, 2015.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

The purpose hereof is to inform -pursuant to the requirements of the regulations under the United States Securities and Exchange Act- that on June 8, 2015, Resolution no. 3347/2015 issued by the Gas Regulatory Body (ENARGAS) was published in the Official Gazzette. By means of said Resolution the ENARGAS approves the tariff charts for natural gas transportation utilities carried out by TGS as of May 1, 2015 (the “Increase”).

The Increase accounts for a 44.3% rise in the price of utilities carried out by TGS and it is expected to have an estimated 3% average weighted impact for residential users, which accounts for Ps, 4 monthly.

The Increase supplements the tariff increase approved by ENARGAS Resolution no. 2852/2014, whereby a transition tariff system was partially implemented following the Transitional Agreement entered into by TGS and the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN") on October 8, 2008, and it is the second tariff increase granted to TGS as from 1999.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: June 9, 2015